SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
	For the transition period from	to

Commission file number	1-15295

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TELEDYNE TECHNOLOGIES INCORPORATED

12333 West Olympic Boulevard

Los Angeles, California 90064-1021

Teledyne Technologies Incorporated 401(k) Plan
Audited Financial Statements and Supplemental Schedules
For the Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

Teledyne Technologies Incorporated
As Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Los Angeles, California
June 18, 2004

Teledyne Technologies Incorporated 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
	(In Thousands)
Assets
Cash and cash equivalents	$70	$201
Investments, at fair value	161,688	119,578
Contributions receivable:
Participants	10	8
Company	2	6

Total assets	161,770	119,793

Net assets available for benefits	$161,770	$119,793

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003
(In Thousands)

Additions:
Contributions:
Employee	$15,419
Employer	2,910
Rollover	3,236

Total contributions	21,565
Interest and dividend income	2,313
Net appreciation in fair value of investments	25,377

Total additions	49,255
Deductions:
Distributions to participants	7,256
Administrative and other expenses	22

Total deductions	7,278

Net increase	41,977
Net assets available for benefits:
Beginning of year	119,793

End of year	$161,770

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

General

The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated and certain subsidiaries (Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. It was amended in October 2002 to revise the definition of “Disability” and the final Minimum Required Distribution Regulation issued by the Internal Revenue Service. In December 2002, the Plan was amended to reflect changes due to the acquisition of Teledyne Monitor Labs, Inc. In January 2003, the Plan was amended to reflect the provisions of Section 132(f)(4) of the Code, which provides for inclusion of pre-tax qualified transportation benefits in the determination of a participant’s compensation. For a more complete description of the Plan’s provisions please refer to the Plan document.

Contributions

Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition agreement. Qualifying employee contributions are partially matched by the Company up to a maximum of $1,000 annually for each participant.

Participant Accounts

Separate accounts are maintained by the recordkeeper for each participating employee. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the plan sponsor.

Vesting

Participants are 100% vested in their contributions, Company matching contributions and all earnings thereon.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.

Plan Termination

In the event that the Plan is terminated, or the plan sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document.

Withdrawals and Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 591/2. Additionally, the value of participant’s contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments.

Administrative Expenses

The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Reclassification

Certain financial information for 2002 has been reclassified to conform to the 2003 presentation.

Valuation of Investments

Mutual funds and common collective trust funds are stated at their unit values established for each fund by the fund manager, at each valuation date, which fluctuate with the value of the assets in each fund. Units of the Teledyne Technologies Incorporated Stock Fund and assets of the Fidelity Brokerage Link Account are valued principally on the basis of the quoted market value. Participant loans are stated at their outstanding balance which approximates fair value.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Company does not guarantee any rates of return or investment results.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2003 and 2002 (in thousands):

	2003	2002
Fidelity Fund	$46,726	$36,205
Fidelity Growth Company Fund	16,629	9,514
Fidelity Freedom Fund 2020	14,243	10,721
Fidelity Freedom Fund 2030	8,311	*
Fidelity Retirement Money Market Portfolio	20,407	19,193
Fidelity U.S. Bond Index Fund	12,739	10,627

     * Investment balance represents less than 5% of the Plan’s net assets.

     During 2003, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as follows (in thousands):

Mutual funds	$24,238
Common stock	1,139

$25,377

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Parties-in-Interest

During 2003 and 2002, the Plan invested in mutual funds managed by Fidelity. Trustee and investment fees paid during 2003 were based on customary and reasonable rates for such services.

One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund. Such fund included 254,491 and 260,486 shares of Teledyne Technologies Incorporated common stock at December 31, 2003 and 2002, respectively.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

6. Subsequent Events

Effective January 1, 2004, the Plan was amended to remove the $1,000 maximum matching contribution cap under the Plan for all employees of the Company eligible to participate in the Plan and who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan and instead have a maximum matching contribution equal to fifty percent of the participant’s contributions up to, but not exceeding 6 percent of the participant’s compensation, provided that total matching contributions shall not exceed 3 percent of the participant’s compensation during any Plan Year.

In June 2004, the Plan was amended to permit direct rollovers of eligible after-tax contributions by Company employees who have become participants in the Plan as the result of acquisitions by the Company, provide special in-service withdrawal rights for certain rollover contributions, exclude any employee of Teledyne Isco, Inc. from eligibility to participate in the Plan until January 1, 2005, and change from use of the prior year testing method to the current year testing method for non-discrimination testing purposes, for Plan years after December 31, 2002.

Supplemental Schedules

Teledyne Technologies Incorporated 401(k) Plan

EIN: 25-1843385 Plan: 002

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2003

(In thousands, except for unit/share information)

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value
Fidelity*	Fidelity Fund	$46,726
Fidelity*	Growth Company Fund	16,629
Fidelity*	Value Fund	5,884
Fidelity*	Capital Appreciation Fund	2,263
Fidelity*	Diversified International Fund	5,165
Fidelity*	Mid-Cap Stock Fund	6,057
Fidelity*	Large Cap Stock Fund	1,506
Fidelity*	Freedom Income Fund	1,341
Fidelity*	Freedom 2000 Fund	647
Fidelity*	Freedom 2010 Fund	5,799
Fidelity*	Freedom 2020 Fund	14,243
Fidelity*	Freedom 2030 Fund	8,311
Fidelity*	Freedom 2040 Fund	521
Fidelity*	Retirement Money Market Portfolio	20,407
Fidelity*	U.S. Bond Index Fund	12,739
Fidelity*	Brokerage Link	2,003
Stanley Institutional Fund Inc.	Small Company Growth Fund	673
Strong Advisors	Small Cap Growth Fund	1,299
Van Kampen	Growth & Income A Fund	566
Teledyne Technologies Incorporated*	Common stock, 254,491 shares	4,484
Participant Loans*	With interest rates ranging from 4.0% to 10.67% and maturity dates through 2018	4,425

		$161,688

     * Party-in-interest as defined by ERISA

Teledyne Technologies Incorporated 401(k) Plan

EIN: 25-1843385 Plan: 002

Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions

Year ended December 31, 2003

Participant Contributions Transferred	Total that Constitute Prohibited
Late to the Plan	Transactions

$12,742	$12,742

REQUIRED INFORMATION

ITEM 1	Not Applicable.

ITEM 2	Not Applicable.

ITEM 3	Not Applicable.

ITEM 4	Financial Statements and Exhibits

	(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Contents, in lieu of the requirements of Items 1 to 3 above.

	(b)	Exhibits:

	23	Consent of Registered Public Accounting Firm

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

Plan Administrative Committee

By:	/s/ Robyn E. Choi

Member